[ENGENIO INFORMATION TECHNOLOGIES, INC. LETTERHEAD]

Engenio Information
Technologies, Inc.
1621 Barber Lane
Milpitas, California 95035

August 16, 2004

Via Overnight Mail and Edgar Submission

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Barbara Jacobs, Esq. Mr. Marc Thomas Mr. Craig Wilson Mark Shuman, Esq. Jeffrey Werbitt, Esq.

RE:	Engenio Information Technologies, Inc. Request to Withdraw Registration Statement on Form S-1 (File No. 333-112959)

Ladies and Gentlemen:

     Engenio Information Technologies, Inc. (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended, (the "Securities Act”), that the registration statement on Form S-1, including all exhibits thereto (File No. 333-112959), as originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on February 19, 2004, and as amended on March 31, 2004, May 7, 2004, June 3, 2004, June 24, 2004, July 7, 2004, July 12, 2004, July 23, 2004 and July 27, 2004 (the “Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. None of the Company’s securities has been sold pursuant to the Registration Statement.

     The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

     The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

Securities and Exchange Commission
August 16, 2004

     We would appreciate it if you would please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company is (408) 433-8323.

     Should you have any questions regarding this matter, please contact the undersigned at (408) 433-7189 or Matthew W. Sonsini of Wilson Sonsini Goodrich & Rosati, P.C., at (650) 565-3688.

Sincerely,
/s/ David E. Sanders
David E. Sanders
Vice President, General Counsel and Secretary

cc:	Mr. Michael Hoak, The New York Stock Exchange Mr. Thomas Georgens, Chief Executive Officer Matthew W. Sonsini, Esq. William H. Hinman, Jr., Esq.